Fiscal 2023 Three and Nine Months Ended 31 December 2022

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 14 February 2023, are available from the Investor Relations area of our website at ir.jameshardie.com.au
Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

3rd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 31 December
	FY23	FY22	Change
Net sales	$860.8	$900.0	(4%)
Gross margin (%)	33.6	35.8	(2.2 pts)
EBIT	162.9	202.2	(19%)
EBIT margin (%)	18.9	22.5	(3.6 pts)
Adjusted EBIT[1]	165.4	204.1	(19%)
Adjusted EBIT margin (%)[1]	19.2	22.7	(3.5 pts)
Net income	100.1	135.4	(26%)
Adjusted Net income[1]	129.2	154.1	(16%)
Earnings per share - diluted	$0.22	$0.30	(27%)
Adjusted earnings per share - diluted[1]	$0.29	$0.35	(17%)

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

Overall, the third quarter consolidated results were impacted by the continued challenging global macro environment conditions and weakened housing market.

•Net sales decreased 4% to US$860.8 million driven by a volume decrease of 11% as global housing market activity continues to remain constrained. This decrease was partially offset by a Price/Mix growth of 7% as the Company remains focused on executing its global strategy of driving high value products through our customers.
•Adjusted EBIT decreased 19% to US$165.4 million with an adjusted EBIT margin of 19.2% due to lower gross margin of 2.2 percentage points and higher SG&A expenses. The continued challenging global macro environment conditions and high input costs that included significant inflationary pressures, impacted all of our segment results for the quarter. Additionally, the Company incurred approximately US$6.0 million of restructuring charges related to better aligning our business with the economic environment.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Volume (mmsf)	700.5	776.8	(10%)	2,334.9	2,296.7	2%
Fiber cement net sales	645.4	644.9	—%	2,136.1	1,857.3	15%
Gross profit			(5%)			10%
Gross margin (%)			(1.9 pts)			(1.8 pts)
EBIT	174.1	183.3	(5%)	578.7	535.1	8%
EBIT margin (%)	27.0	28.4	(1.4 pts)	27.1	28.8	(1.7 pts)

Q3 FY23 vs Q3 FY22
Net sales were flat as our 10% growth in Price/Mix was offset by a 10% decrease in volumes. The new construction housing market has experienced a sharp decline in activity and the repair and remodel market has also softened. The growth in our Price/Mix resulted from the continued execution of our strategy to drive a high value product mix combined with our strategic pricing increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	6.2	pts
Higher production and distribution costs	(8.1	pts)
Total percentage point change in gross margin	(1.9	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp, cement and labor.
SG&A expenses decreased 5% primarily due to lower employee costs. SG&A expenses as a percentage of sales decreased 0.5 percentage points.
EBIT margin decreased 1.4 percentage points to 27.0%, primarily driven by a lower gross margin.
Nine Months FY23 vs Nine Months FY22
Net sales increased 15%, primarily on the strength of our Price/Mix growth of 13%. Our Price/Mix growth resulted from the continued execution of our strategy to drive a high value product mix combined with our January and June 2022 strategic price increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	7.3	pts
Higher production and distribution costs	(9.1	pts)
Total percentage point change in gross margin	(1.8	pts)

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	3

OPERATING RESULTS

Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp, freight, cement, labor and natural gas.
SG&A expenses increased 15% primarily driven by higher investment in marketing. As a percentage of sales, SG&A expenses were flat.
EBIT margin decreased 1.7 percentage points to 27.1%, driven by lower gross margin.

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Volume (mmsf)	125.7	154.4	(19%)	431.8	471.0	(8%)
Fiber cement net sales	112.3	143.3	(22%)	399.4	429.5	(7%)
Gross profit			(23%)			(11%)
Gross margin (%)			(0.6 pts)			(1.4 pts)
EBIT	27.6	39.1	(29%)	102.5	122.4	(16%)
EBIT margin (%)	24.7	27.3	(2.6 pts)	25.7	28.5	(2.8 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Volume (mmsf)	125.7	154.4	(19%)	431.8	471.0	(8%)
Fiber cement net sales	171.2	196.5	(13%)	582.4	577.2	1%
Gross profit			(14%)			(3%)
Gross margin (%)			(0.6 pts)			(1.4 pts)
EBIT	42.3	53.6	(21%)	149.7	164.6	(9%)
EBIT margin (%)	24.7	27.3	(2.6 pts)	25.7	28.5	(2.8 pts)

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	4

OPERATING RESULTS

Q3 FY23 vs Q3 FY22 (A$)
Net sales decreased 13%, driven by lower volume of 19%, partially offset by Price/Mix growth of 6%. The decline in volumes is driven by inventory reductions by customers in Australia and New Zealand combined with continued market weakness in both countries. The growth in Price/Mix resulted from price increases across all markets and the continued execution of our high value product mix strategy.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	3.9	pts
Higher production and distribution costs	(4.5	pts)
Total percentage point change in gross margin	(0.6	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp, energy and freight costs.
SG&A expenses increased 5%, primarily driven by higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.0 percentage points.
EBIT margin of 24.7% decreased 2.6 percentage points, driven by lower gross margin and higher SG&A expenses.
Nine Months FY23 vs Nine Months FY22 (A$)
Net sales increased 1%, driven by Price/Mix growth of 9%, offset by lower volumes of 8%. The decline in volumes is primarily attributable to softening of housing markets in Australia and New Zealand and customers reducing their inventory positions. The growth in Price/Mix was attributable to price increases across all markets and the continued execution of our high value product mix strategy.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	5.1	pts
Higher production and distribution costs	(6.5	pts)
Total percentage point change in gross margin	(1.4	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp and freight costs.
SG&A expenses increased 16%, primarily driven by higher employee costs and travel expenses. As a percentage of sales, SG&A expenses increased 1.4 percentage points.
EBIT margin of 25.7% decreased 2.8 percentage points, driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	5

OPERATING RESULTS

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Volume (mmsf)	200.2	223.2	(10%)	636.6	710.7	(10%)
Fiber cement net sales	14.5	15.8	(8%)	50.1	57.7	(13%)
Fiber gypsum net sales[1]	88.6	96.0	(8%)	273.7	302.0	(9%)
Net sales	103.1	111.8	(8%)	323.8	359.7	(10%)
Gross profit			(30%)			(27%)
Gross margin (%)			(6.1 pts)			(5.2 pts)
EBIT	1.4	11.9	(88%)	18.0	44.9	(60%)
EBIT margin (%)	1.5	10.7	(9.2 pts)	5.5	12.5	(7.0 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Volume (mmsf)	200.2	223.2	(10%)	636.6	710.7	(10%)
Fiber cement net sales	14.4	13.8	4%	48.7	48.9	—%
Fiber gypsum net sales[1]	86.8	83.8	4%	265.3	256.6	3%
Net sales	101.2	97.6	4%	314.0	305.5	3%
Gross profit			(22%)			(17%)
Gross margin (%)			(6.1 pts)			(5.2 pts)
EBIT	1.5	10.4	(86%)	17.3	38.1	(55%)
EBIT margin (%)	1.5	10.7	(9.2 pts)	5.5	12.5	(7.0 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	6

OPERATING RESULTS

Q3 FY23 vs Q3 FY22 (€)
Net sales increased 4% due to a 14% growth in Price/Mix, partially offset by a 10% decrease in volumes. The volume decrease was due to lower fiber gypsum volumes as housing market activity declined. Price/Mix growth was driven by our strategic price increases.
The decrease in gross margin is attributable to the following components:

Higher average net sales price	8.7	pts
Higher production and distribution costs	(14.8	pts)
Total percentage point change in gross margin	(6.1	pts)
Higher production and distribution costs resulted from continued inflationary pressures on the cost of freight and gypsum, as well as restructuring costs to align the business with the changes in the economic environment.
SG&A expenses increased 24% primarily due to higher employee costs and marketing as we continue to position ourselves for long-term growth. In addition, the prior year included a favorable impact of reversing a bad debt allowance. As a percentage of sales, SG&A expenses increased 2.9 percentage points.
EBIT margin of 1.5% decreased 9.2 percentage points primarily driven by lower gross margin and higher SG&A expenses.
Nine Months FY23 vs Nine Months FY22 (€)
Net sales increased 3% due to a 13% growth in Price/Mix driven by our strategic price increases, partially offset by a 10% decrease in volumes. The volume decrease resulted from both lower fiber gypsum and fiber cement volumes as housing market activity decreased.
The decrease in gross margin is attributable to the following components:

Higher average net sales price	7.6	pts
Higher production and distribution costs	(12.8	pts)
Total percentage point change in gross margin	(5.2	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of natural gas, freight, paper and gypsum.
SG&A expenses increased 14% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 1.6 percentage points.
EBIT margin of 5.5% decreased 7.0 percentage points primarily driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	7

OPERATING RESULTS

General Corporate
Results for General Corporate were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change %	9 Months FY23	9 Months FY22	Change %
General Corporate SG&A expenses	$29.9	$21.7	38	$81.6	$86.9	(6)
Asbestos:
Asbestos adjustments loss (gain)	2.2	1.6	38	(19.5)	(10.8)	81
AICF SG&A expenses	0.3	0.3	—	1.0	0.9	11
General Corporate costs	$32.4	$23.6	37	$63.1	$77.0	(18)

General Corporate SG&A expenses for the quarter increased US$8.2 million driven by unfavorable movements in foreign exchange and higher New Zealand weathertightness legal expenses. For the nine month period, General Corporate SG&A expenses decreased US$5.3 million primarily due to lower stock compensation expenses driven by a lower stock price and lower marketing costs, partially offset by higher employee costs.
Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 6 of our 31 December 2022 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change %	9 Months FY23	9 Months FY22	Change %
Gross interest expense	$11.1	$11.3	(2)	$32.0	$32.6	(2)
Capitalized interest	(2.0)	(0.5)	300	(4.4)	(1.2)	267
Interest income	(0.6)	—	100	(1.1)	(0.1)	NM
Net AICF interest income	(1.5)	(0.2)	650	(2.5)	(0.5)	400
Interest, net	$7.0	$10.6	(34)	$24.0	$30.8	(22)

NM = not meaningful
Interest, net for the three and nine month periods decreased primarily due to higher capitalized interest related to our capital expansion projects; and higher net AICF interest income driven by higher interest rates and higher AICF investments.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	8

OPERATING RESULTS

Income Tax

	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change	9 Months FY23	9 Months FY22	Change
Income tax expense (US$ Millions)	55.9	56.2	(1%)	168.6	162.4	4%
Effective tax rate (%)	35.8	29.3	6.5 pts	28.1	28.5	(0.4 pts)

Adjusted income tax expense[1] (US$ Millions)	27.8	39.2	(29%)	118.9	115.7	3%
Adjusted effective tax rate[1] (%)	17.7	20.3	(2.6 pts)	20.6	20.7	(0.1 pts)

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter increased 6.5 percentage points primarily due to asbestos and other tax adjustments and a change in the geographical mix of earnings. The Adjusted effective tax rate for the quarter decreased 2.6 percentage points primarily due to a change in geographic mix of earnings.
For the nine month period, the effective tax rate decreased 0.4 percentage points primarily due to a change in geographical mix of earnings, partially offset by asbestos and other tax adjustments. The Adjusted effective tax rate decreased 0.1 percentage points, primarily due to a change in the geographical mix of earnings.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	9

OPERATING RESULTS

Net Income

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	Change %	9 Months FY23	9 Months FY22	Change %
EBIT
North America Fiber Cement	$174.1	$183.3	(5)	$578.7	$535.1	8
Asia Pacific Fiber Cement	27.6	39.1	(29)	102.5	122.4	(16)
Europe Building Products	1.4	11.9	(88)	18.0	44.9	(60)
Research and Development	(7.8)	(8.5)	8	(25.3)	(25.2)	—
General Corporate[1]	(29.9)	(21.7)	(38)	(81.6)	(86.9)	6
Adjusted EBIT	165.4	204.1	(19)	592.3	590.3	—

Net income
Adjusted interest, net[1]	8.5	10.8	(21)	26.5	31.3	(15)
Other (income) expense	(0.1)	—	100	(12.4)	0.1	NM
Adjusted income tax expense[2]	27.8	39.2	(29)	118.9	115.7	3
Adjusted net income	$129.2	$154.1	(16)	$459.3	$443.2	4
1.Excludes Asbestos-related expenses and adjustments
2.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments
NM = not meaningful

Adjusted net income for the quarter of US$129.2 million decreased 16%, primarily due to the lower EBIT in all three operating regions, and higher general corporate costs partially offset by lower adjusted income tax expense.
Adjusted net income for the nine month period of US$459.3 million increased 4%, primarily driven by higher earnings in North America and the US$8.9 million gain, net of tax, on sale of land in Europe, partially offset by lower EBIT in the Asia Pacific and Europe regions.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	10

OTHER INFORMATION

Cash Flow

US$ Millions	Nine Months Ended 31 December
	FY23	FY22	Change	Change %
Net cash provided by operating activities	$432.1	$553.3	$(121.2)	(22)
Net cash used in investing activities	517.4	171.4	346.0	202
Net cash used in financing activities	37.3	417.3	(380.0)	(91)
Significant sources and uses of cash during the first nine months of fiscal year 2023 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$632.0 million;
◦Working capital increased by US$54.2 million, primarily due to higher inventory and lower accounts payable, partially offset by lower accounts receivable; and
◦Asbestos claims paid of US$90.2 million.
•Cash used in investing activities:
◦Capital expenditures of US$450.7 million, includes A$84.2 million for land purchased in Melbourne, Australia and North America capacity expansion project spend of US$187.5 million; and
◦AICF net investments of US$76.4 million.
•Cash used in financing activities:
◦Dividend payment of US$129.6 million;
◦Repurchase of shares under the share buyback program of US$31.2 million; and
◦US$130.0 million in net drawdowns on our revolving credit facility.

Capacity Expansion

As previously announced, we are investing in a transformational global capacity expansion program, including brownfield and greenfield expansions in all three regions. We continue to review the macro-economic conditions and the impacts on the housing markets we do business in as we plan and execute this global capacity expansion program.
During fiscal year 2023, we expect to complete the following assets/facilities:
North America
•Trim finishing capacity in Prattville, Alabama
•ColorPlus® finishing capacity in Westfield, Massachusetts
Asia Pacific
•Brownfield expansion in Carole Park, Australia
In addition, during fiscal year 2023, we expect to:
North America
•Purchase land for a future Greenfield site in the USA
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, executing against our original construction timeline
Asia Pacific
•Begin construction of our Greenfield site in Melbourne, Victoria

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	11

OTHER INFORMATION

Europe
•Purchase land for a future Greenfield site in Europe
•Continue brownfield expansion of the fiber gypsum facility in Orejo, Spain
We continue to estimate the total investment to be between US$1.6 billion to US$1.8 billion.

Liquidity and Capital Allocation

Our cash position decreased US$15.0 million, from US$125.0 million at 31 March 2022 to US$110.0 million at 31 December 2022. We also have US$422.6 million of available borrowing capacity under our revolving credit facility at 31 December 2022.
During fiscal year 2023, we will contribute A$160.4 million to AICF in quarterly installments. Total payments of A$119.8 million have been made through 3 January 2023.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders via a share buyback program

For the three months ended 31 December 2022, we repurchased a total of 1.6 million shares for a total of US$31.2 million for an average per share price of US$19.34.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	12

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted interest, net;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted income before income taxes;
•	Adjusted income tax expense; and
•	Adjusted effective tax rate
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	13

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	9 Months FY23	9 Months FY22
EBIT	$162.9	$202.2	$610.8	$600.2
Asbestos:
Asbestos adjustments loss (gain)	2.2	1.6	(19.5)	(10.8)
AICF SG&A expenses	0.3	0.3	1.0	0.9
Adjusted EBIT	$165.4	$204.1	$592.3	$590.3
Net sales	860.8	900.0	2,859.3	2,646.5
Adjusted EBIT margin	19.2%	22.7%	20.7%	22.3%

Adjusted interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	9 Months FY23	9 Months FY22
Interest, net	$7.0	$10.6	$24.0	$30.8

AICF interest income, net	(1.5)	(0.2)	(2.5)	(0.5)
Adjusted interest, net	$8.5	$10.8	$26.5	$31.3

Adjusted net income

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	9 Months FY23	9 Months FY22
Net income	$100.1	$135.4	$430.6	$406.9
Asbestos:
Asbestos adjustments loss (gain)	2.2	1.6	(19.5)	(10.8)
AICF SG&A expenses	0.3	0.3	1.0	0.9
AICF interest income, net	(1.5)	(0.2)	(2.5)	(0.5)
Tax adjustments[1]	28.1	17.0	49.7	46.7
Adjusted net income	$129.2	$154.1	$459.3	$443.2

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	14

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	9 Months FY23	9 Months FY22
Adjusted net income (US$ millions)	$129.2	$154.1	$459.3	$443.2
Weighted average common shares outstanding - Diluted (millions)	445.9	446.3	445.9	446.1
Adjusted diluted earnings per share	$0.29	$0.35	$1.03	$0.99

Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY23	Q3 FY22	9 Months FY23	9 Months FY22
Income before income taxes	$156.0	$191.6	$599.2	$569.3
Asbestos:
Asbestos adjustments loss (gain)	2.2	1.6	(19.5)	(10.8)
AICF SG&A expenses	0.3	0.3	1.0	0.9
AICF interest income, net	(1.5)	(0.2)	(2.5)	(0.5)
Adjusted income before income taxes	$157.0	$193.3	$578.2	$558.9

Income tax expense	55.9	56.2	168.6	162.4
Tax adjustments[1]	(28.1)	(17.0)	(49.7)	(46.7)
Adjusted income tax expense	$27.8	$39.2	$118.9	$115.7
Effective tax rate	35.8%	29.3%	28.1%	28.5%
Adjusted effective tax rate	17.7%	20.3%	20.6%	20.7%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	15

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 17 May 2022, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2023	16